HLGE’S WHOLLY-OWNED SUBSIDIARY ENTERS INTO CONDITIONAL AGREEMENT TO SELL ITS 60% EQUITY INTEREST IN COPTHORNE HOTEL QINGDAO

Singapore, Singapore – August 29, 2017 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that LKN Investment International Pte. Ltd. (“LKNII”), a wholly-owned subsidiary of HL Global Enterprises Limited1 (“HLGE”) (a company in which China Yuchai has a 48.9% equity interest), entered into a conditional equity transaction agreement together with a supplemental agreement with Qingdao Haiyi Jun Zhuo Culture Travel Property Investment Co Ltd (“Haiyi”) to sell its 60% equity interest in Copthorne Hotel Qingdao Co., Ltd. (“CHQ”) to Haiyi (“Proposed Sale”).

The consideration for the Proposed Sale is RMB214.35 million. Haiyi has also agreed, among other things, to pay a sum of RMB15.65 million, together with interest, to LKNII as full settlement of a shareholder’s loan of a principal amount of RMB21.9 million granted by LKNII to CHQ. Completion of the Proposed Sale is expected to take place before October 2017. The financial effects of the Proposed Sale on the Company have not been finalized and will be announced once it is available.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2016, GYMCL sold 320,424 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss
Phone: +1 646-726-6511
Email: cyd@bluefocus.com

[1]	HLGE is a company listed on the Main Board of the Singapore Exchange Securities Trading Limited (“SGX”). As disclosed in the Company’s Form 20-F, HLGE was placed on the Watch-list of the SGX on June 4, 2014 for failing to comply with the minimum criteria for continued listing. The SGX has granted HLGE an extension of time to June 3, 2018 to comply with the minimum criteria for listing.